Filed pursuant to Rule 433 of the Securities Act of 1933
Issuer Free Writing Prospectus dated December 10, 2020
Registration Statement No. 333-250707

PRESS RELEASE
NANOBIOTIX ANNOUNCES PRICING OF GLOBAL OFFERING AND APPROVAL TO LIST ON NASDAQ GLOBAL SELECT MARKET

Paris, France; Cambridge, Massachusetts (USA); December 10, 2020 – NANOBIOTIX (Euronext: NANO – ISIN : FR0011341205 – the ‘‘Company’’), a clinical-stage nanomedicine company pioneering new approaches to the treatment of cancer, today announced the pricing of its initial public offering on the Nasdaq Global Select Market by way of a capital increase of 7,300,000 new ordinary shares (the “New Shares”), consisting of a public offering of 5,445,000 ordinary shares in the form of American Depositary Shares (“ADSs”), each representing the right to receive one ordinary share, in the United States (the “U.S. Offering”) and a concurrent offering of 1,855,000 ordinary shares in certain jurisdictions outside of the United States to certain investors (the “European Offering” and together with the U.S. Offering, the “Global Offering”). The offering price was set at $13.50 per ADS in the U.S. Offering and a corresponding offering price of €11.14 per New Share based on an exchange rate of €1.00 = $1.2115 as published by the European Central Bank on December 10, 2020. The aggregate gross proceeds are expected to be approximately $98.6 million, equivalent to approximately €81.3 million, before deduction of underwriting commissions and estimated expenses payable by the Company. The Global Offering is expected to close on December 15, 2020, subject to the satisfaction of customary closing conditions.

All the securities sold in the Global Offering will be issued by the Company. The ADSs have been approved for listing on the Nasdaq Global Select Market and are expected to begin trading on December 11, 2020 under the ticker symbol “NBTX.” The Company’s ordinary shares are listed on the regulated market of Euronext Paris under the ticker symbol “NANO.”

The New Shares (some of which are represented by ADSs) sold in the Global Offering will be subject to an application for admission to trading on the regulated market of Euronext in Paris (Compartment B) on the same trading line as the existing shares under the same ISIN code FR0011341205 and are expected to be admitted to trading on December 15, 2020.

Jefferies LLC is acting as global coordinator and joint book-running manager for the Global Offering, and Evercore Group, L.L.C. and UBS Securities LLC are acting as joint book-running managers for the U.S. Offering. Gilbert Dupont is acting as manager for the European Offering (together, the “Underwriters”).

Type of Offering

The New Shares will be issued through a capital increase without shareholders’ preferential subscription rights by way of a public offering and under the provisions of Article L.225-136 of the French Commercial Code (Code de commerce) and pursuant to the 2nd and 7th resolutions of the Company's extraordinary general shareholders' meeting held on November 30, 2020.

The offering price per New Share in euros is equal to the volume weighted average price of the Company’s ordinary shares on the regulated market of Euronext in Paris over the last three trading days preceding the start of the offering (i.e., December 7, 8 and 9, 2020), minus a discount of 9.80%, and has been determined by the Company pursuant to the 2nd resolution of the Company's extraordinary general shareholders' meeting held on November 30, 2020.

Option to Purchase Additional Shares

The Company has granted the Underwriters an option to purchase (the “Underwriters’ Option”), for a 30-day period (until January 9, 2021), up to 1,095,000 additional ADSs, which represents 15% of the aggregate amount of the New Shares to be issued in the Global Offering, at the same offering price.

Stabilization

In connection with the Global Offering, Jefferies LLC, acting as stabilization agent, may over-allot the securities or effect transactions with a view to supporting, stabilizing, or maintaining the market price of the securities at a level higher than which might otherwise prevail in the open market. However, there is no assurance that the stabilization agent will take any stabilization action and, if begun, may be ended at any time without prior notice. Any stabilization action or over-allotment shall be carried out in accordance with all applicable rules and regulations and may be undertaken on the regulated market of Euronext in Paris and on the Nasdaq Global Select Market.

Dilution

The 7,300,000 New Shares to be issued in the Global Offering (5,445,000 of which are ordinary shares represented by ADSs) will result in a dilution of approximately 28% of the Company's outstanding share capital on a non-diluted basis excluding the exercise of the Underwriters’ Option, and approximately 32% of the Company’s outstanding share capital on a non-diluted basis, in the case of a full exercise of the Underwriters’ Option.

Estimated Proceeds from the Global Offering

The gross proceeds of the issuance of the New Shares are expected to be approximately $98.6 million (€81.3 million), assuming no exercise of the Underwriters’ Option.

The Company estimates that the net proceeds of the Global Offering will be approximately $86.7 million (€71.5 million), after deducting approximately $6.9 million (€5.7 million) in underwriting commissions and approximately $5.0 million (€4.1 million) in estimated offering expenses.

The Company expects to use the net proceeds from the Global Offering to advance the overall development of NBTXR3, prioritizing the treatment of locally advanced head and neck cancers, as follows (assuming an exchange rate of €1.00 = $1.2115, the exchange rate on December 10, 2020):

•
approximately $48.5 million (€40 million) to advance its clinical trial of NBTXR3 in the United States and Europe for the treatment of locally advanced head and neck cancers through an interim analysis of efficacy data,

•	approximately $18.2 million (€15 million) to advance the development of its other clinical and pre-clinical programs, and

•	the remainder for working capital funding and other general corporate purposes.

As of September 30, 2020, the Company had cash and cash equivalents of €42.4 million (non audited). The Company believes that the net proceeds from the Global Offering, together with its cash and cash equivalents, will be sufficient to fund its operations through the first quarter of 2023.

Underwriting

The Global Offering is subject to an underwriting agreement entered into on December 10, 2020. The underwriting agreement does not constitute a "garantie de bonne fin" within the meaning of Article L. 225-145 of the French Commercial Code (Code de commerce).

Documentation

The Company has filed a registration statement, including a prospectus, relating to these securities with the U.S. Securities and Exchange Commission (“SEC”), which was declared effective by the SEC on December 10, 2020. The securities referred to in this press release will be offered only by means of a prospectus in the United States. Copies of the final prospectus relating to and describing the terms of the Global Offering can be obtained, when available, from Jefferies LLC, 520 Madison Avenue New York, NY 10022, or by telephone at 877-547-6340 or 877-821-7388, or by email at Prospectus_Department@Jefferies.com; or from Evercore Group L.L.C., Attention: Equity Capital Markets, 55 East 52nd Street, 35th Floor, New York, New York 10055, or by telephone at 888-474-0200, or by email at ecm.prospectus@evercore.com; or from UBS Securities LLC, Attention: Prospectus Department, 1285 Avenue of the Americas, New York, New York 10019, or by telephone at 888-827-7275, or by email at ol-prospectusrequest@ubs.com.

Application will be made to list the New Shares on the regulated market of Euronext in Paris pursuant to a listing prospectus subject to an approval from the French Autorité des Marchés Financiers (“AMF”) and comprising the 2019 Universal Registration Document (Document d’Enregistrement Universel) of the Company filed with the AMF on May 12, 2020 under number R.20-010, as completed by a first amendment to such Universal Registration Document filed with the AMF on November 20, 2020 under number D.20-0339-A01 and a second amendment to such Registration Document, which will be filed on December 11, 2020 as well as a Securities Note (Note d’opération), including a summary of the prospectus. Following the filing of the second amendment to the 2019 Universal Registration Document, copies of the 2019 Universal Registration Document, as amended, will be available free of charge at the Company’s head office located at 60 rue de Wattignies, 75012 Paris, France, on the Company’s website (www.nanobiotix.com) and on the AMF’s website (www.amf-france.org).

The final prospectus will also be available at www.sec.gov. This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Risk Factors

Investors should carefully consider the risk factors likely to affect the Company's business as described in Section 1.5 “Risk Factors” in the 2019 Universal Registration Document, in Section 3 “Risk Factors” of the first amendment to the 2019 universal registration document and in Section 4 “Risk Factors” of the second amendment to the 2019 universal registration document expected to be filed with the AMF on December 11, 2020 before making an investment decision. If any of these risks are realized, the Company's business, financial condition, operating results and prospects could be materially and adversely affected. In addition, other risks, not identified or considered significant by the Company, could have the same adverse effect and investors could lose all or part of their investment.

Allocation of the Share Capital

The following table presents the expected allocation of the Company's share capital following the settlement and delivery of the New Shares (5,445,000 of which are ordinary shares represented by ADSs):

	Situation before the capital increase (on a non-diluted basis)			Situation after the capital increase (on a non-diluted basis and excluding the exercise of the over-allotment option)
Shareholders	Number of shares	% of share capital	% of voting rights	Number of shares	% of share capital	% of voting rights
Institutional Investors	8,758,377	33.64%	32.39%	14,518,676	43.55%	42.28%
Amiral Gestion	1,418,179	5.45%	5.25%	1,479,619	4.44%	4.31%
Baillie Gifford	409,836	1.57%	1.52%	1,888,097	5.66%	5.50%
Retail	13,734,003	52.75%	50.80%	13,734,003	41.20%	40.00%
Management	962,613	3.70%	6.06%	962,613	2.89%	4.77%
including Laurent Levy	809,060	3.11%	5.10%	809,060	2.43%	4.02%
Employees (excl. management)	450,211	1.73%	2.87%	450,211	1.35%	2.26%
Family offices and others	298,388	1.15%	1.10%	298,388	0.90%	0.87%
Liquidity Contract	5,515	0.02%	0.02%	5,515	0.02%	0.02%
Total	26,037,122	100.00%	100.00%	33,337,122	100.00%	100.00%

About NANOBIOTIX

Incorporated in 2003, Nanobiotix is a leading, clinical-stage nanomedicine company pioneering new approaches to significantly change patient outcomes by bringing nanophysics to the heart of the cell.

The Nanobiotix philosophy is rooted in designing pioneering, physical-based approaches to bring highly effective and generalized solutions to address unmet medical needs and challenges.

Nanobiotix’s novel, proprietary lead technology, NBTXR3, aims to expand radiotherapy benefits for millions of cancer patients. Nanobiotix’s Immuno-Oncology program has the potential to bring a new dimension to cancer immunotherapies.

Nanobiotix is listed on the regulated market of Euronext in Paris (Euronext: NANO / ISIN: FR0011341205; Bloomberg: NANO: FP). Its headquarters are in Paris, France. Nanobiotix has a subsidiary, Curadigm, located in France and the United States, as well as a US affiliate in Cambridge, MA, and European affiliates in France, Spain and Germany.

Contacts
Nanobiotix
Communications Department Brandon Owens VP, Communications +1 (617) 852-4835 contact@nanobiotix.com	Investor Relations Department Ricky Bhajun Senior Manager, Investor Relations +33 (0)1 79 97 29 99 investors@nanobiotix.com
Media Relations
France – Ulysse Communication Pierre-Louis Germain + 33 (0)6 64 79 97 51 plgermain@ulysse-communication.com	US – Porter Novelli Scott Stachowiak +1 (212) 601 8000

Disclaimer

This press release contains certain forward-looking statements concerning the Global Offering as well as Nanobiotix and its business, including its prospects and product candidate development. Such forward-looking statements are based on assumptions that Nanobiotix considers to be reasonable. However, there can be no assurance that the estimates contained in such forward-looking statements will be verified, which estimates are subject to numerous risks including the risks set forth in the universal registration document of Nanobiotix registered with the AMF under number R.20-010 on May 12, 2020 and in a first amendment filed with the AMF under number D.20-0339-A01 on November 20, 2020 (copies of which are available on www.nanobiotix.com) and a second amendment to such Registration Document, which will be filed on December 11, 2020 and to the development of economic conditions, financial markets and the markets in which Nanobiotix operates. The forward-looking statements contained in this press release are also subject to risks not yet known to Nanobiotix or not currently considered material by Nanobiotix. The occurrence of all or part of such risks could cause actual results, financial conditions, performance or achievements of Nanobiotix to be materially different from such forward-looking statements.

This press release does not constitute an offer to sell nor a solicitation of an offer to buy, nor shall there be any sale of ordinary shares or ADSs of Nanobiotix in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The distribution of this document may, in certain jurisdictions, be restricted by local legislations. Persons into whose possession this document comes are required to inform themselves about and to observe any such potential local restrictions.

European Economic Area

In relation to each Member State of the European Economic Area (each, a ‘‘Member State’’) no offer to the public of ordinary shares and ADSs may be made in that Member State other than:

-	to any legal entity which is a ‘‘qualified investor’’ as defined in the Prospectus Regulation;

-	to fewer than 150 natural or legal persons (other than a qualified investor as defined in the Prospectus Regulation); or

-	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of ordinary shares and ADSs shall require us or any Underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the Underwriters and the Company that it is a ‘‘qualified investor’’ as defined in the Prospectus Regulation.

For the purposes of this provision, the expression an ‘‘offer to the public’’ in relation to any ordinary shares and ADSs in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ordinary shares and ADSs to be offered so as to enable an investor to decide to purchase any ordinary shares and ADSs, and the expression ‘‘Prospectus Regulation’’ means Regulation (EU) 2017/1129 (as amended).

France

The ADSs and the ordinary shares have not been and will not be offered or sold to the public in the Republic of France, and no offering of this prospectus or any marketing materials relating to the ADSs and the ordinary shares may be made available or distributed in any way that would constitute, directly or indirectly, an offer to the public in the Republic of France (except for public offerings defined in Article L.411-2 1° of the French Code monétaire et financier).

The ordinary shares in the form of ADSs may only be offered or sold in France pursuant to article L. 411-2 1° of the French Code monétaire et financier to qualified investors (as such term is defined in Article 2(e) of Regulation (EU) n° 2017/1129 dated 14 June 2017, as amended) acting for their own account, and in accordance with articles L. 411-1, L. 411-2 and D. 411-2 to D.411-4, D.744-1 and D. 754-1 and D. 764-1 of the French Code monétaire et financier.

This announcement is not an advertisement and not a prospectus within the meaning of the Prospectus Regulation.

This press release has been prepared in both French and English. In the event of any differences between the two texts, the French language version shall supersede.